[Morrison & Foerster LLP Letterhead]
February 1, 2011
BY EDGAR
Christina Chalk
Senior Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, DC 20549
Re:	UDR, Inc. Schedule TO-I, filed January 7, 2011 File No. 5-20857
Dear Ms. Chalk:
     This letter is submitted on behalf of UDR, Inc. (the “Company”) in response to the comments of the staff of the Office of Mergers & Acquisitions of the Securities and Exchange Commission (the “Staff”) with respect to Schedule TO-I, filed January 7, 2011, (File No. 5-20857), as set forth in your letter to the undersigned dated January 25, 2011.
     The text of each comment contained in the Staff’s letter is set forth in italics below, followed by the Company’s response.
Schedule TO-I
Item 10. Financial Statements
1.	We note that if the Put Option is fully exercised by all eligible holders, you will use $167,750,000 of cash on hand to repurchase the convertible notes. Tell us why pro forma financial statements showing the effect of the repurchase of the Securities are not material in the context of the Put Option. Alternatively, revise the offer materials to include such information.

RESPONSE:

The Company does not believe that the pro forma financial information described in Item 1010(b) of Regulation M-A is material to holders of the 4% Convertible Senior Notes due 2035 (the “Notes”) in deciding whether to participate in the repurchase offer in light of the Company’s overall financial condition. As a threshold matter, the Company notes that the aggregate principal amount of the Notes is $167.75 million and the Company’s total assets as reported in the Company Form 10-Q for the quarter ended September 30,

Christina Chalk
Securities and Exchange Commission	February 1, 2011
2010 was approximately $5.48 billion, with the Notes representing only approximately 3.06% of the Company’s assets. Moreover, the Company’s available cash and liquidity further support the conclusion that pro forma financial information would not be material to a holder of the Notes. For example, the Company reported cash as of September 30, 2010 at $10.1 million and cash generated by operations of $136.5 million for the nine months ended September 30, 2010. The Company also disclosed in its Form 10-Q that it had approximately $487 million of capacity under its $600 million unsecured revolving credit facility. Accordingly, the Company does not believe that the pro forma presentation of the repurchase of the Notes pursuant to the offer would be material to a holder of the Notes in deciding whether to participate in the repurchase offer.
Issuer Repurchase Notice — Summary Term Sheet, page 1
2.	Describe the accounting treatment of the offer, or explain in your response letter why it is not material. See Item 1001(a)(1)(xi) of Regulation M-A.

RESPONSE:

The Company does not believe that the accounting treatment of the transaction is material to a holder’s decision whether to tender Notes to the Company pursuant to the terms of the repurchase offer. Upon repurchase and cancellation of the Notes, the Company’s current portion of long-term debt and cash on hand will each be reduced in the same amount.
Payment for Surrendered Securities, page 8
3.	Here and throughout the Repurchase Notice, you state that you will provide the funds to pay for tendered Securities to the Paying Agent promptly after the Expiration Date. The Paying Agent will in turn promptly distribute such funds to DTC, which will “thereafter distribute the cash to its participants in accordance with its procedures.” Provide more details about this payment process through DTC and the procedures it uses to make payment. Your response must explain how this payment process complies with your prompt payment obligations under Rule 13e-4(f)(5).

RESPONSE:

As noted in the Issuer Repurchase Notice for the Notes, as of January 7, 2011 all custodians and beneficial holders of the Notes hold the Notes through DTC accounts. With respect to all of those holders of the Notes who hold the notes through DTC accounts, the Company will deposit the appropriate amount of cash to pay the repurchase price for the tendered Notes with the Paying Agent prior to 11:30am CST on the day after the Expiration Date. On that same day, the Paying Agent will provide those funds to DTC, because DTC is the sole record holder of the Notes. Also on that same day, DTC will then credit the accounts of the relevant participants in accordance with DTC’s procedures for its Automated Tender Offer Program (“ATOP”).

Christina Chalk
Securities and Exchange Commission	February 1, 2011
As the tendering Note holders will be paid the day after the Expiration Date, this payment process complies with the prompt payment obligations required by Rule 13e-4(f)(5).
The Company acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your assistance regarding this matter. Please contact the undersigned at (202) 887-1563 with any further comments or questions you may have.

Sincerely,
/s/ David M. Lynn
David M. Lynn

cc: Warren L. Troupe

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